April 9, 2009 via EDGAR

Rebecca Marquigny Securities and Exchange Commission 100 F Street, N.E. Washington D.C. 20549-4644

RE:	Principal Variable Contracts Funds, Inc.
Post-effective amendment on Form N-1A number 68
File Nos. 002-35570, 811-01944

Dear Ms. Marquigny,

Per our conversation on March 30, 2009, the attached draft Part C is being filed to show how the Part C we intend to file later this month compares against the Part C included in the Rule 485(b) filing submitted on April 25, 2008 (Accession number 0000950137-08-006048). The changes are reflected in blue font.

We understand that the Registrant is responsible for the accuracy and adequacy of the disclosure in the filing and that staff comments or our changes to the disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any questions concerning this filing.

Sincerely,

/s/ Jennifer Mills

Jennifer Mills
Attorney
515-235-9154